Exhibit 99.1

QIWI Announces Changes to The Board of Directors

NICOSIA, CYPRUS – March 23, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced that Nadiya Cherkasova has resigned from the Company’s Board of Directors, with effect from 21 March, 2022.

Ms. Nadiya Cherkasova has served as our non-executive director and a member of the Compensation Committee since June 2018. The position will remain vacant for the time being. We will announce new appointments in due course.

Sergey Solonin, the Chairman of the Board of Directors, commented: “Nadiya played an important role in developing QIWI. On behalf of the Board of Directors I would like to thank Nadiya for her valuable contribution and wisdom she has shared over these years.”

About QIWI plc.

For over 20 years we stood at the fore point of fintech innovations to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

QIWI has an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Our network allows over 27 million of customers and partners to accept and transfer RUB 148 billion of cash and electronic payments monthly. Company’s money remittance payment platform connects businesses and people from over 185 countries via over 670 thousand service points. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

For the FY 2020 QIWI had revenue of RUB 40.6 billion and an Adjusted EBITDA of RUB 13.8 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com